Citigroup Inc.	March 26, 2026 Medium-Term Senior Notes, Series G Pricing Supplement No. 2026-CMTNG1834 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-293732

Callable Step-Up Coupon Notes Due March 31, 2033

•	The notes mature on the maturity date specified below. We have the right to call the notes for mandatory redemption prior to maturity on a periodic basis on the redemption dates specified below. Unless previously redeemed, the notes pay interest periodically at a per annum rate that will increase at pre-set intervals over the term of the notes. Because of our redemption right, there is no assurance that you will receive interest payments at the higher interest rates stated below.
•	The notes are unsecured senior debt obligations of Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Inc.
•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.
KEY TERMS
Issuer:	Citigroup Inc. Upon at least 15 business days’ notice, any wholly owned subsidiary of Citigroup Inc. may, without the consent of any holder of the notes, assume Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes, subject to certain conditions, including the condition that Citigroup Inc. fully and unconditionally guarantee all payments under the notes. See “Additional Terms of the Notes” in this pricing supplement.
Stated principal amount:	$1,000 per note
Pricing date:	March 26, 2026
Original issue date:	March 31, 2026
Maturity date:	March 31, 2033. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:

The interest rate per annum applicable over the term of the notes is set forth below.

From and including the original issue date to but excluding September 30, 2027: 4.65%

From and including September 30, 2027 to but excluding September 30, 2029 unless previously redeemed: 4.75%

From and including September 30, 2029 to but excluding September 30, 2031 unless previously redeemed: 5.00%

From and including September 30, 2031 to but excluding the maturity date, unless previously redeemed: 5.25%

Interest period:	The period from and including the original issue date to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date
Interest payment dates:	Semi-annually on the last day of each March and September of each year, commencing September 30, 2026, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue on that succeeding business day. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable.
Day count convention:	30/360 Unadjusted. See “Determination of Interest Payments” in this pricing supplement.
Redemption:

Beginning on September 30, 2027, we have the right to call the notes for mandatory redemption, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates:	The last day of each March, June, September and December of each year, commencing September 2027 and ending December 2032, provided that if any such day is not a business day, the applicable redemption date will be the next succeeding business day. No additional interest will accrue as a result of such delay in payment.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
CUSIP / ISIN:	17292GJB2 / US17292GJB23
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$12.00	$988.00
Total:	$5,489,000.00	$42,403.00	$5,446,597.00

(1) The issue price for eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, that the issue price for such investors will not be less than $988.00 per note and will not be more than $1,000 per note.  The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (2) below.  See “General Information—Fees and selling concessions” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $12.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $12.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI.  Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.  The per note underwriting fee in the table above represents the maximum underwriting fee payable per note.  The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated February 25, 2026

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

▪	The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any redemption date, upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of the notes and any accrued and unpaid interest to but excluding the applicable redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

▪	Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will call the notes for redemption prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of Citigroup Inc. with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪	The step-up feature presents different investment considerations than conventional fixed-rate notes. Unless general market interest rates rise significantly, you should not expect to earn the higher stated interest rates because the notes are more likely to be redeemed prior to maturity if general market interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive during the term of the notes. If general market interest rates increase beyond the rates provided by the notes during the term of the notes, we are less likely to redeem the notes, and if we do not redeem the notes investors will be holding notes that bear interest at below-market rates.

▪	An investment in the notes may be more risky than an investment in notes with a shorter term. By purchasing notes with a relatively long term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

▪	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. If you are able to sell your notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging

PS-2

Citigroup Inc.

activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

▪	The U.S. federal tax consequences of an assumption of the notes are unclear. The notes may be assumed by a successor issuer, as discussed in “Additional Terms of the Notes.” The law regarding whether or not such an assumption would be considered a taxable modification of the notes is not entirely clear and, if the Internal Revenue Service (the “IRS”) were to treat the assumption as a taxable modification, a U.S. Holder would generally be required to recognize gain (if any) on the notes and the timing and character of income recognized with respect to the notes after the assumption could be affected significantly. You should read carefully the discussion under “United States Federal Income Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an assumption of the notes.

Additional Terms of the Notes

The notes are intended to qualify as eligible debt securities for purposes of the Federal Reserve's total loss-absorbing capacity (“TLAC”) rule. As a result, in the event of a Citigroup Inc. bankruptcy, Citigroup Inc.'s losses and any losses incurred by its subsidiaries would be imposed first on Citigroup Inc.’s shareholders and then on its unsecured creditors, including the holders of the notes. Further, in a bankruptcy proceeding of Citigroup Inc. any value realized by holders of the notes may not be sufficient to repay the amounts owed on the notes. For more information about the consequences of “TLAC” on the notes, you should refer to the “Citigroup Inc.” section beginning on page 12 of the accompanying prospectus.

Upon at least 15 business days’ notice, any wholly owned subsidiary (the “successor issuer”) of Citigroup Inc. may, without the consent of any holder of the notes, assume all of Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes (in each case, except as described below), subject to the following conditions:

(a)	Citigroup Inc. shall enter into a supplemental indenture under which Citigroup Inc. fully and unconditionally guarantees all payments on the notes when due, agrees to comply with the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus as applied to itself and retains certain reporting obligations under the indenture;

(b)	the successor issuer shall be organized under the laws of the United States of America, any State thereof or the District of Columbia; and

(c)	immediately after giving effect to such assumption of obligations, no default or event of default shall have occurred and be continuing.

Upon any such assumption, the successor issuer shall succeed to and be substituted for, and may exercise every right and power of, Citigroup Inc. under the notes with the same effect as if such successor issuer had been named as the original issuer of the notes, and Citigroup Inc. shall be relieved from all obligations and covenants under the notes, except that Citigroup Inc. shall have the obligations described in clause (a) above.  For the avoidance of doubt, the successor issuer shall not be responsible for Citigroup Inc.’s compliance with the covenants described in clause (a) above.

If a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. will not constitute an event of default with respect to the notes, nor will any breach of a covenant by Citigroup Inc. (other than payment default).  Therefore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. (in the absence of any such event occurring with respect to the successor issuer) will not give holders the right to declare the notes to be due and payable, and a breach of a covenant by Citigroup Inc. (including the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus), other than payment default, will not give holders the right to declare the notes to be due and payable.  Furthermore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, it will not be an event of default under the notes if the guarantee of the notes by Citigroup Inc. ceases to be in full force and effect or if Citigroup Inc. repudiates the guarantee.

There are no restrictions on which subsidiary of Citigroup Inc. may be a successor issuer other than as specifically set forth above.  The successor issuer may be less creditworthy than Citigroup Inc. and/or may have no or nominal assets.  If Citigroup Inc. is resolved in bankruptcy, insolvency or other resolution proceedings and the notes are not contemporaneously declared due and payable, and if the successor issuer is subsequently resolved in later bankruptcy, insolvency or other resolution proceedings, the value you receive on the notes may be significantly less than what you would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. or the breach of a covenant by Citigroup Inc.

PS-3

Citigroup Inc.

The notes are “specified securities” for purposes of the indenture.  The terms set forth above do not apply to all securities issued under the indenture, but only to the notes offered by this pricing supplement (and similar terms may apply to other securities issued by Citigroup Inc. that are identified as “specified securities” in the applicable pricing supplement).

You should read carefully the discussion of U.S. federal tax consequences of any such assumption under “United States Federal Tax Considerations” in this pricing supplement.

PS-4

Citigroup Inc.

General Information
Temporary adjustment period:	For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.  See “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Original Issue Discount” in the accompanying prospectus supplement for further information regarding the treatment under the original issue discount rules of debt instruments that are subject to early redemption.

Under their terms, the notes may be assumed by a successor issuer, in which case we will guarantee the successor issuer’s payment obligations under the notes.  See “Additional Terms of the Notes.” We intend to treat such an assumption as not giving rise to a taxable modification of the notes.  While our counsel, Davis Polk & Wardwell LLP, believes this treatment of such an assumption is reasonable under current law and based on the expected circumstances of the assumption, it has not rendered an opinion regarding such treatment in light of the lack of clear authority addressing the consequences of such an assumption.  Provided that an assumption of the notes is not a taxable modification, the U.S. federal income tax treatment of the notes would not be affected by the assumption.  However, if the IRS were to treat an assumption of the notes as a taxable modification, the timing and character of income recognized with respect to the notes after the assumption could be affected significantly, depending on circumstances at the time of the assumption.  Moreover, a U.S. Holder (as defined in the accompanying prospectus supplement) would generally be required to recognize gain (if any) with respect to the notes at the time of the assumption in the same manner as described in the accompanying prospectus supplement in respect of a sale or other taxable disposition of the notes.  You should consult your tax adviser regarding the consequences of an assumption of the notes.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders,” “—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement for more information regarding the U.S. federal income tax consequences of an investment in the notes.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated November 13, 2013) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:	The issue price is $1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The
PS-5

Citigroup Inc.

issue price for such investors will not be less than $988.00 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Inc., is the underwriter of the sale of the notes and is acting as principal.  CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to $12.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $12.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI.  Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales to it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Contact:	Clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

The amount of the interest payment payable with respect to each interest payment date and, if we call the notes for mandatory redemption on a redemption date that is not also an interest payment date, the applicable redemption date will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period, multiplied by (ii) day count fraction, where day count fraction will be calculated based on the following formula:

where:

“Y1” is the year, expressed as a number, in which the first day of the interest calculation period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest calculation period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

“D1” is the first calendar day, expressed as a number, of the interest calculation period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest calculation period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

PS-6

Citigroup Inc.

For purposes of the above formula, the “interest calculation period” (a) with respect to any interest payment date is the immediately preceding interest period and (b) with respect to any redemption date that is not also an interest payment date is the period from, and including, the immediately preceding interest payment date (or, if there is no preceding interest payment date, the original issue date) to, but excluding, the applicable redemption date.

Hypothetical Examples

The following examples illustrate how the payments on the notes will be calculated with respect to various hypothetical interest payment dates and redemption dates, depending on whether we exercise our right in our sole discretion to redeem the notes on a redemption date or, if we do not redeem the notes prior to the maturity date, whether the interest payment date is the maturity date. The examples below assume that the day count fraction with respect to the applicable interest payment date or redemption date is the number indicated below. The hypothetical payments in the following examples are for illustrative purposes only, do not illustrate all possible payments on the notes and may not correspond to the actual payment applicable to a holder of the notes with respect to any interest payment date or redemption date. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The interest payment date is the first interest payment date, which is not a redemption date.

In this example, we would pay you an interest payment on the interest payment date per note calculated as follows:

($1,000 × 4.65%) × day count fraction

($1,000 × 4.65%) × (180/360) = $23.25

Because the notes are not redeemed on the interest payment date, the notes would remain outstanding and would continue to accrue interest.

Example 2: We elect to exercise our right to redeem the notes on the second redemption date, which is not an interest payment date.

In this example, we would pay you on the second redemption date the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 4.75%) × day count fraction

($1,000 × 4.75%) × (90/360) = $11.875

Therefore, you would receive a total of $1,011.875 per note (the stated principal amount plus $11.875 of interest) on the second redemption date.  Because the notes are redeemed on the second redemption date, you would not receive any further payments from us.

Example 3: The notes are not redeemed prior to the maturity date and the interest payment date is the maturity date.

In this example, we would pay you on the maturity date, the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 5.25%) × day count fraction

($1,000 × 5.25%) × (180/360) = $26.25

Therefore, you would receive a total of $1,026.25 per note (the stated principal amount plus $26.25 of interest) on the maturity date, and you will not receive any further payments from us.

Because we have the right to redeem the notes prior to the maturity date, there is no assurance that the notes will remain outstanding until the maturity date.  You should expect the notes to remain outstanding after the first redemption date only if the interest rate payable on the notes is unfavorable to you as compared to other market rates on comparable investments at that time.

PS-7

Citigroup Inc.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been issued by Citigroup Inc. pursuant to the indenture, the trustee and/or paying agent has made, in accordance with instructions from Citigroup Inc., appropriate entries or notations in its records relating to the master global note that represents such notes and such notes have been delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Citigroup Inc., the indenture, the notes (together with the indenture, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security.

In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 25, 2026, which has been filed as an exhibit to the Registration Statement on Form S-3 by Citigroup Inc. on February 25, 2026, that the indenture and the notes have been duly authorized, executed, authenticated (if applicable) and delivered by, and are each a valid, binding and enforceable agreement of, each party thereto (other than as expressly covered above in respect of Citigroup Inc.) and that the terms of the notes and the issuance, execution, delivery and performance by Citigroup Inc. of the notes do not contravene, or constitute a default under, any judgment, injunction, order or decree or any agreement or other instrument binding upon Citigroup Inc.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

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